press release

February 18, 2010

Full Year 2009 Earnings

Resilient business activity

- Total revenues: down 3% to €90.1 billion
- Life & Savings: net inflows of €+8.6 billion and NBV up 5% to €1.1 billion

Solid earnings

- Underlying earnings: €3.9 billion (vs. €4.0 billion in FY08)
- Net income: €3.6 billion (vs. €0.9 billion in FY08)

Increased balance sheet strength

- Solvency I up 44 pts to 171%
- Debt gearing down 8 pts to 26%

Strong rebound in dividend & EV

- Dividend up 38% to 0.55€ per share
- Group Embedded Value up 49% to 13.4€ per share

"In what has been the most severe financial crisis in recent decades, AXA has demonstrated its capacity to deliver results by remaining focused on its core business: insurance and asset management. AXA's commitment is to stand by its clients with financial protection and savings solutions.

2009 results confirm the strength of our business model, illustrated by the return of our solvency to pre-crisis levels and the strong rebound in our net income. Based on this solid performance, AXA's Management Board will propose to shareholders a 38% increase in dividend.

In spite of uncertainties around the macro-economic context and taking into account the evolution of the regulatory framework, AXA should benefit from favorable trends in the insurance and asset management markets, its leading brand, innovative products and improving quality of service.

The growth of the Group will be supported by the continued increase in exposure to emerging markets and the synergies generated by the new life and property & casualty global organization.

Our 2010 priorities will also focus on optimizing margins in all business lines, through improvement of business mix in life, combined ratio in property & casualty, and net inflows in asset management."

Henri de Castries, Chairman of AXA's Management Board

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Contents:

redefining / standards

All comments are on a comparable basis (constant Forex, scope and methodology for activity indicators and constant Forex for earnings).

Revenues

- **Total Revenues** remained resilient, down 3% to Euro 90,124 million (down 5% in 9M09).
- **Life & Savings** revenues were down 4% to Euro 57,620 million (down 6% in 9M09). France, Italy and Germany experienced positive growth, whereas the US and the UK declined. In the US, product redesign actions generated a drop in market share.

  Net inflows remained comparable to last year's level at Euro +8.6 billion, mainly driven by higher client retention.

  New Business Value (NBV[1]) was up 5% to Euro 1,113 million, primarily due to improved product mix and financial market conditions partly offset by lower volumes (APE[2] down 11% to Euro 6,188 million). New Business margin was up from 14.5% to 18.0%.
- **Property & Casualty** revenues increased by 1% to Euro 26,174 million, driven by tariff increases, higher volumes in Personal lines (personal net new contracts amounted to +1,135,000) partly offset by lower volumes in Commercial lines.
- **Asset Management** revenues were down 25% to Euro 3,074 million, mostly due to lower average assets under management (-18%) and unfavorable change in product mix (lower equity component). Assets under management reached Euro 845 billion, up Euro 29 billion vs. December 31, 2008 levels, benefiting from positive market appreciation, partly offset by net outflows mainly in institutional clients.

Earnings

- **Underlying Earnings** were down 6% to Euro 3,854 million, as the recovery in Life & Savings (+51%) primarily due to improved Variable Annuity hedging margin was mitigated by Property & Casualty (-30%) impacted by an adverse market cycle and Asset Management (-41%) mainly as a result of lower average assets under management.
- **Adjusted Earnings** were down 8% to Euro 3,468 million, mainly as a result of lower underlying earnings (net realized capital gains were comparable for FY08 and FY09).
- **Net Income** was up 283% to Euro 3,606 million, as lower adjusted earnings were more than offset by a higher contribution from the change in value of assets and derivatives, net of foreign exchange and other items (Euro +137 million in FY09 vs. Euro -2,776 million in FY08), mainly due to credit spread tightening.

Dividend

A dividend of Euro 0.55 per share (up 38% vs. FY08) will be proposed at the Annual General Meeting that will be held on April 29, 2010. The dividend is expected to be paid on May 6, 2010 with an ex-dividend date of May 3, 2010.

Balance sheet

- **Shareholders' equity** was Euro 46.2 billion, up Euro 8.8 billion, benefiting from Euro 2.4 billion capital increases, Euro 5.0 billion increase in net unrealized capital gains and Euro 3.6 billion net income for the period, partially offset by a Euro 1.0 billion increase in pension deficits and Euro 0.8 billion 2008 dividend payment.
- **Solvency I ratio** was 171% post-dividend, up 44 points vs. December 31, 2008, notably benefiting from earnings (+18 points), capital increases (+11 points) and favorable market conditions, mainly on fixed income assets (+17 points) as a result of credit spreads tightening.
- **Debt gearing[3]** decreased by 8 points to 26% as a result of shareholders' equity increase and Euro 4.1 billion decrease in net financial debt.
- **Group EV** was up Euro 11.8 billion from Euro 18.6 billion to Euro 30.4 billion, or up 49% to Euro 13.4 per share. Based on CFO Forum methodology (notably including non life intangibles and perpetual subordinated debt) Group EV would have been up Euro 12.8 billion to Euro 44.0 billion.

Non-GAAP measures such as Underlying Earnings and Adjusted Earnings are reconciled to Net Income on page 7 of this release. AXA's 2009 financial statements have been examined by the Supervisory Board on February 17, 2010 and are subject to completion of audit procedures by AXA's independent auditors.

Notes are on page 13

Revenues : Key figures				Change		
Euro million, except when otherwise noted	FY08	FY09	Change on a reported basis	Comp.(a) basis	*Scope & Other*	*FX impact(b)*
Life & Savings revenues	**57,977**	**57,620**	**-0.6%**	**-3.7%**	***+0.7 pt***	***+2.4 pts***
Net inflows (Euro billion)	8.4	8.6				
APE[2] (Group share)	6,789	6,188	-8.8%	-10.6%	*+0.6 pt*	*+1.1 pts*
NBV[1] (Group share)	985	1,113	+13.0%	+5.1%	*+1.7 pts*	*+6.2 pts*
NBV to APE margin (Group share)	14.5%	18.0%	+3.5 pts	+2.6 pts		
Property & Casualty revenues	**26,039**	**26,174**	**+0.5%**	**+0.6%**	***+2.1 pts***	***-2.1 pts***
Asset Management revenues	**3,947**	**3,074**	**-22.1%**	**-24.7%**	***+0.4 pt***	***+2.1 pts***
Net inflows (Euro billion)	-28.2	-71.3				
International Insurance revenues	**2,841**	**2,860**	**+0.7%**	**+2.4%**	***+1.2 pts***	***-3.0 pts***
Total revenues(c)	**91,221**	**90,124**	**-1.2%**	**-3.2%**	***+1.1 pts***	***+0.9 pt***

(a) Change on a comparable basis was calculated at constant FX and scope.
(b) Mainly due to the appreciation of the USD and JPY against the Euro, partly offset by the depreciation of the GBP.
(c) Including banking revenues down 3.2% to Euro 395 million in FY09 (vs. Euro 412 million in FY08).

Life & Savings

- **Life & Savings revenues** were down 4% to Euro 57,620 million (down 6% in 9M09). France, Italy and Germany experienced positive growth, whereas the US and the UK declined. In the US, product redesign actions generated a drop in market share.

Continued positive net inflows (Euro +8.6 billion)

Net inflows remained comparable to last year's level at Euro +8.6 billion, with strong positive contributions across the board from both General Account (Euro +4.1 billion) and unit-linked (Euro +4.6 billion) businesses. The Euro 0.2 billion increase versus FY08 was due to higher client retention (Euro +5.4 billion) partly offset by lower inflows (Euro -4.0 billion) and an adverse Forex impact (Euro –1.1 billion).

Net Inflows by country/region		
Euro billion	FY08	FY09
France	+2.1	+4.7
NORCEE(a)	+2.3	+2.4
United States	+3.2	+0.0
United Kingdom(b)	-0.7	-1.0
Asia Pacific(c)	+2.0	+0.5
MedLA(d)	-0.6	+2.0
Total L&S Net Inflows	**+8.4**	**+8.6**

(a) Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Central & Eastern Europe and Luxembourg
(b) UK Net Inflows, excluding with-profit funds, stood at Euro+0.3 billion at December 31, 2009.
(c) Asia Pacific: Australia, New Zealand, Hong Kong, Japan and South East Asia
(d) Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico, Greece and Morocco.

- **New Business Volume (APE[2])** was down 11% to Euro 6,188 million, mainly due to:

  (i) Adverse market environment:

  - Decline in individual investments & savings sales mainly in the US, Australia and the UK. In the US, product redesign actions generated a drop in market share
  - Decrease in group life sales in Switzerland as a result of limited client turnover in the market

  (ii) Negative impact from one-off events, mainly in Japan (bankruptcy of a major independent agent) and Germany (non-recurring 2008 Riester incentive measures)

  (iii) Partly offset by a solid performance in France, with positive developments in both group and individual businesses, Italy (Joint-Venture with BMPS) and high growth markets (Hong Kong, CEE and South East Asia).

Unit-linked share was down from 49% to 38% mainly in the US and the UK.

Annual Premium Equivalent by country/region

Euro million	FY08	FY09	Change on a reported basis	Change on a comparable basis
France	1,347	1,602	+18.9%	+18.9%
NORCEE (a)	1,171	1,156	-1.3%	-2.5%
United States	1,540	994	-35.4%	-38.8%
United Kingdom	1,287	926	-28.0%	-19.5%
Asia Pacific (b)	1,037	1,013	-2.5%	-17.3%
MedLA(c)	406	497	+22.5%	+19.6%
Total Life & Savings APE[2]	**6,789**	**6,188**	**-8.8%**	**-10.6%**

(a) Northern Central and Eastern Europe: Germany, Belgium, Switzerland and Central and Eastern Europe. Luxemburg's APE and NBV are not modeled.

(b) Asia Pacific: Japan, Australia/New-Zealand, Hong-Kong, South East Asia & China. India's APE and NBV are included in South East Asia & China's APE and NBV since 2009. Changes on a comparable basis were calculated including India's FY08 APE and NBV, consolidated under the equity method.

(c) Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico and Greece. Morocco's APE and NBV are not modeled.

New Business Value up 5%

- **New Business Value (NBV[1])** was up 5% to Euro 1,113 million, primarily due to :
  - improved product mix (mainly due to VA product redesign in the US and higher protection sales in the UK, partially offset by lower unit-linked sales notably in France),
  - improved financial market conditions, partly offset by
  - lower volumes (APE[2] down 11%).

As a result, New Business margin was up from 14.5% to 18.0%.


14.5%
+2.1 pts
-2.3 pts
+2.0 pts
+1.7 pts
18.0%
FY08 NBV margin
Business mix
Expenses
Market conditions
FX & Other
FY09 NBV margin

Property & Casualty

P&C revenues growth supported by tariff increases

Property & Casualty revenues increased by 1% to Euro 26,174 million, driven by tariff increases, higher volumes in Personal lines (personal net new contracts amounted to +1,135,000) partly offset by lower volumes in Commercial lines.

Property & Casualty : IFRS revenues by country/region				
In Euro million	FY08	FY09	Change on a reported basis	Change on a comparable basis
NORCEE[(a)]	7,793	7,907	+1.5%	+0.1%
of which Germany	*3,530*	*3,501*	*-0.8%*	*-0.8%*
of which Belgium	*2,139*	*2,130*	*-0.4%*	*-0.4%*
of which Switzerland	*2,017*	*2,154*	*+6.8%*	*+1.6%*
MedLA[(b)]	6,414	6,697	+4.4%	-0.6%
France	5,595	5,684	+1.6%	+1.6%
United Kingdom & Ireland	4,420	3,905	-11.6%	-1.8%
Canada	1,070	1,167	+9.1%	+10.7%
Asia	748	813	+8.8%	+7.4%
Total P&C revenues	**26,039**	**26,174**	**+0.5%**	**+0.6%**

(a) Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Central an Eastern Europe and Luxembourg
(b) Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico, Gulf region, Greece and Morocco.

Revenues increased in Personal lines and decreased in Commercial lines:

- **Personal Motor revenues** (35% of total P&C revenues) were up 2.0% mainly driven by the UK (success of Swiftcover direct platform), Canada (volumes and tariff increase) and France (volumes and tariff increase) partly offset by Spain (drop in car sales and strong competition) and Germany (competitive pressure).

  Motor net new contracts amounted to +989,000.

- **Personal Non-Motor revenues** (26% of total P&C revenues) increased by 1.7% with overall positive price effect across the board, partly offset by the UK.

  Household net new contracts amounted to +146,000.

- **Commercial Motor revenues** (7% of total P&C revenues) were down 1.2% with negative contributions mainly in the UK, Spain and France.
- **Commercial non-Motor revenues** (31% of total P&C revenues) were down 1.7%, driven by the UK (selective underwriting and strong competition) and Spain (notably Liability and Construction).

Asset Management

Asset Management revenues impacted by lower average assets under management (-18%)

- **Asset Management** revenues were down 25% to Euro 3,074 million, mostly due to lower average assets under management (-18%) and unfavorable change in product mix (lower equity component).
- **Assets Under Management** were up Euro 29 billion versus December 31, 2008 to Euro 845 billion[4] mainly as a result of:
  - Net inflows: Euro -71 billion primarily in the institutional clients segment, following investment underperformance at AllianceBernstein in 2008 and for some AXA IM expertises in 2009,
  - Market impact: Euro +108 billion due to market recovery,
  - Forex impact: Euro -4 billion as the USD depreciation was partly offset by the GBP appreciation versus the Euro.

Assets Under Management Roll-forward

In Euro billion	Alliance Bernstein	AXA IM	Total
AUM at FY08	**331**	**485**	**816**
Net inflows	-53	-19	-71
Market appreciation	+77	+31	+108
Scope & other impacts	-	-4	-4
Forex impact	-9	+5	-4
AUM at FY09	**346**	**499**	**845**
Average AUM over the period	**329**	**481**	**810**
Change of average AUM on a reported basis	-27%	-7%	-16%
Change of average AUM on a comparable basis	-31%	-6%	-18%

International Insurance

International Insurance revenues were up 2% to Euro 2,860 million, as AXA Corporate Solutions Assurance was up 2%, mainly driven by new business in Liability and Marine, partly offset by Construction.

International Insurance IFRS revenues

In Euro million	FY08	FY09	Change on a reported basis	Change on a comparable basis
AXA Corporate Solutions Assurance	1,954	1,930	-1.2%	+2.3%
AXA Assistance	751	765	+1.9%	+3.8%
AXA Cessions	50	58	+15.7%	+15.7%
Other International activities	86	107	+24.3%	-13.4%
Total International Insurance	**2,841**	**2,860**	**+0.7%**	**+2.4%**

Earnings : Key figures				
In Euro million	FY08	FY09	Change	
			Reported	on a comparable basis
Life & Savings	1,508	2,336	+55%	+51%
Property & Casualty	2,394	1,670	-30%	-30%
Asset Management	589	355	-40%	-41%
International Insurance	188	286	+52%	+54%
Banking	33	-2	-105%	-105%
Holdings[5]	-668	-793	+19%	+18%
Underlying Earnings[6]	**4,044**	**3,854**	**-5%**	**-6%**
Net realized capital gains	792	725		
Net impairments	-2,773	-1,028		
Equity portfolio hedging (intrinsic value)	1,636	-83		
Adjusted Earnings[6]	**3,699**	**3,468**	**-6%**	**-8%**
Change in fair value	-2,732	612		
Of which impact from credit spreads	*-1,507*	*1,116*		
Of which alternative investments	*-447*	*-263*		
Of which ABS	*-412*	*63*		
Of which effects related to balance sheet protection items	*-222*	*-361*		
including interest rate derivatives	*187*	*-107*		
including FX and related derivatives (excluding Forex on impairments)	*-393*	*149*		
Including equity derivatives	*-16*	*-403*		
Of which other assets	*-144*	*57*		
Exceptional and discontinued operations	-49	-202		
Other	5	-273		
Net income	**923**	**3,606**	**+291%**	**+283%**

Earnings per share			
In Euro	FY08 restated*	FY09*	Reported
Underlying EPS[7]	1.79	1.67	-7%
Adjusted EPS[7]	1.63	1.49	-8%
Net income per share	0.43	1.51	+251%

Underlying earnings, Adjusted Earnings, NBV and items of the analysis of change in fair value are non-GAAP measures and as such are not audited

* Following AXA's rights issue in 4Q09, the average number of shares has been restated to take into account an adjustment factor of 1.023. In the average number of shares calculation, the adjustment factor has been applied on outstanding shares prior to the date of the capital increase leading to an adjustment on average number of shares of 48.4 million shares in 2009 and 47.7 million in 2008. As of December 31, 2009, total net outstanding number of shares was 2,264 million and average fully diluted number of shares was 2,133 million.

Underlying Earnings

- **Underlying Earnings were down 6% to Euro 3,854 million, as the recovery in Life & Savings (+51%) primarily due to improved variable annuity hedging margin was mitigated by Property & Casualty (-30%) impacted by an adverse market cycle and Asset Management (-41%) mainly due to lower average assets under management.**

Rebound in Life & Savings Underlying Earnings

- **Life & Savings Underlying Earnings** were up 51% to Euro 2,336 million.

Margin on revenues was flat[8] at Euro 4,569 million as the decrease in revenues (-4%) was offset by higher margins (+3%) mainly resulting from an improved country mix (decrease of countries with lower exposure to high margin protection business).

Margin on assets was down 10%[8] to Euro 4,635 million:

- Unit-linked management fees were down 8%[8] to Euro 1,822 million, mainly impacted by lower average reserves (-3%) as well as unfavorable country mix (-4%) following lower contribution from higher margin countries like France and the US.
- General Account investment margin was down 14%[8] to Euro 2,179 million, as a consequence of lower returns in the US, the UK and MedLA, as well as higher policyholders participation in Switzerland and France. Average General Account reserves were up 2%.
- Other fees were stable[8].

Technical margin was up Euro 1,853[8] million to Euro 2,003 million, mainly benefiting from (i) Euro 1,411 million improvement in variable annuity hedging margin, mostly in the US, primarily as a result of significantly lower basis cost, lower financial market volatility as well as credit spreads tightening and gains from interest rate hedging partly offset by lower lapse assumptions, (ii) Euro 165 million one-off gain in the UK mainly as a result of internal restructuring of an annuity portfolio and (iii) Euro 68 million higher positive prior year reserve developments in Group lines in France, partly offset by (iv) Euro -103 million in Japan following reserve strengthening.

Expenses, net of DAC/DOC were up 5%[8] to Euro 7,642 million, with administrative expenses up 2% and acquisition expenses up 9% mainly due to higher DAC amortization as a result of improved margins (notably technical margin in the US).

Expenses gross of DAC/DOC as a percentage of reserves were down from 1.8% to 1.7%.

VBI amortization was down 27%[8] to Euro -363 million, driven by the UK, Australia and Hong-Kong.

Tax and minority interests were up 76%[8] to Euro 864 million, mainly driven by higher pre-tax earnings. Positive tax one-offs amounted to Euro 129 million (slightly higher than FY08).

- **Property & Casualty Underlying Earnings** were down 30% to Euro 1,670 million, in an adverse market cycle with a combined ratio up 3.6 pts to 99.0%.

Decreased P&C profitability in an adverse market cycle

Property & Casualty : Combined ratio by country/region			
In %	FY08	FY09	Change on a comparable basis
NORCEE[(a)]	97.2	97.8	+0.6 pt
of which Belgium	*98.8*	*99.8*	*+1.0 pt*
of which Switzerland	*93.6*	*94.0*	*+0.3 pt*
of which Germany	*98.2*	*98.7*	*+0.5 pt*
France	93.0	99.1	+6.1 pts
MedLA[(b)]	93.3	99.0	+5.8 pts
UK & Ireland	99.0	102.2	+3.3 pts
Rest of the world	95.2	96.6	+1.4 pts
Total P&C	**95.5**	**99.0**	**+3.6 pts**

(a) Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Central an Eastern Europe and Luxembourg
(b) Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico, Gulf region, Greece and Morocco.

Loss ratio increased by 3.8 points to 70.9%. Excluding change in scope , the loss ratio increased by 3.7 points, as a result of:

- +1.7 pts from natural catastrophes (in particular Klaus storm in continental Europe, floods in the UK and difficult winter conditions overall),
- +1.7 pts current year loss ratio excluding natural events, with +2.1 pts impact from frequency and severity partly offset by -0.5 pt impact from price increases which started to be implemented,
- +0.3 pt prior year reserve developments.

Reserving ratio[9] stood at 187%, flat versus last year.

Reserving ratio[9]


187%
187%
FY08
FY09

Expense ratio decreased by 0.2 point to 28.1% with acquisition expense ratio up 0.3 point, while administrative expense ratio was down 0.5 point mainly driven by the UK (cost savings initiatives).

Investment income[10] was down 7% to Euro 2,062 million, reflecting a decrease in investment yield (-9%), partly offset by a higher average asset base (+2%).

Tax and minority interests were down 35% to Euro 659 million, due to lower pre-tax earnings. Positive tax one-offs amounted to Euro 61 million (in line with FY08).

Decrease in Asset Management Underlying Earnings

- **Asset Management Underlying Earnings** were down 41% to Euro 355 million mainly as a result of lower average assets under management.

  AllianceBernstein Underlying Earnings were down 45% to Euro 185 million as the decrease in revenues (-29%) was partly offset by lower expenses (-13%[11]). Positive tax one-offs amounted to Euro 62 million (in line with FY08).

  AXA Investment Managers Underlying Earnings were down 36% to Euro 171 million due to lower revenues (-17%) and the non repeat of 2008 carried interest one-off, partly offset by lower expenses (-14%[11]).

- **International Insurance Underlying Earnings** were up 54% to Euro 286 million due to both AXA Corporate Solutions Assurance's performance and lower losses from Life run-off portfolio.

- **Banking Underlying Earnings** were Euro -2 million (vs. Euro 33 million in FY08).

- **Holdings[5] Underlying Earnings** decreased by Euro 120 million on a comparable basis to Euro -793 million, mainly due to higher financing costs and lower result on hedging of earnings denominated in foreign currencies.

Adjusted Earnings

Stable realized gains net of impairments and derivatives

Adjusted Earnings were down 8% to Euro 3,468 million, mainly as a result of lower underlying earnings (net realized capital gains were comparable for FY08 and FY09).

FY09 realized capital gains amounted to Euro 725 million. Impairments amounted to Euro 1,028 million of which Euro 459 million on equities, Euro 316 million on fixed income assets and Euro 253 million on private equity, real estate and other. The change in intrinsic value of derivatives amounted to Euro -83 million.

Net Income

Credit spreads tightening positively impacting net Income

Net Income was up 283% to Euro 3,606 million, as lower adjusted earnings were more than offset by a higher contribution from the change in value of assets and derivatives, net of forex and other items (Euro +137 million in FY09 vs. Euro -2,776 million in FY08), mainly due to credit spreads tightening.

FY09 change in fair value amounted to Euro 612 million mainly as a result of:

(i) Euro +1,116 million impact from credit spreads

(ii) Euro -263 million mark to market of alternative assets, mainly Private Equity

(iii) Euro -403 million impact from equity derivatives, including Euro -381 million impact from equity hedging program in the US to protect the balance sheet

FY09 impact from exceptional and discontinued operations amounted to Euro -202 million mainly related to a tax impact following the planned sale of Australia & New Zealand businesses.

Other items (mainly integration costs, intangibles amortization and undiscounted tax adjustments) amounted to Euro -273 million.

Dividend

A dividend of Euro 0.55 per share (up 38% vs. FY08) will be proposed at the Annual General Meeting that will be held on April 29, 2010. The dividend is expected to be paid on May 6, 2010 with an ex-dividend date of May 3, 2010.

Shareholders' Equity & Solvency

- **Shareholders' equity** was Euro 46.2 billion, up Euro 8.8 billion as a result of Euro 5.0 billion higher level of net unrealized capital gains from both equities and fixed income, net income contribution for the period for Euro 3.6 billion and Euro 2.4 billion capital increases (o/w Euro 2.0 billion rights issue and Euro 0.4 billion employee Shareplan) partially offset by Euro 1.0 billion increase in pension deficits and 2008 dividend of Euro 0.8 billion.

  Net unrealized gains on real estate & loans (not included in shareholders' equity) amounted to Euro 2.6 billion as of December 31, 2009.

Solvency I ratio up 44 points to 171%

- **Solvency I ratio** was 171% post-dividend (o/w 17 points from unrealized gains on fixed income assets) up 44 points vs. December 31, 2008, notably benefiting from earnings (+18 points), capital increases (+11 points, of which +9 points of rights issue) and favorable market conditions, mainly on fixed income assets (+17 points) as a result of credit spreads tightening.

  Indicative sensitivities to market movements are: -5 pts to -10% in equity markets, -6 pts to -10% in real estate markets, -2 pts to -10% in private equity market value.
  On fixed income assets, sensitivities to market movements are: -7 pts to 10 bps increase in interest rates, -3 pts to 10 bps increase in credit spreads, with the combination of both impacts capped at -17 pts of Solvency.

  Solvency II ratio (QIS4) amounted to ca. 185% as of December 31, 2009 (vs. ca. 150% as of December 31, 2008).

Debt gearing down 8 pts to 26%

- **Financial structure**.

  AXA's net financial debt was down Euro 4.1 billion to Euro 13.5 billion notably benefiting from Euro 2.4 billion capital increases as well as Euro 2.1 billion cash proceeds from equity hedges.

  Debt gearing was down 8 pts benefiting from the decrease in net financial debt as well as higher shareholders' equity. Excluding the positive impact from the rights issue, AXA's debt gearing would have been 30%.

  Interest coverage ratio was 7.9x (vs. 8.5x in FY08).

Invested assets

AXA's invested assets amounted to Euro 590 billion including Euro 403 billion in the General Account, invested in a diversified portfolio mainly comprised of fixed income investments (81%), real estate (5%), cash (5%) and listed equities (4%).

In 2H09, asset valuations:

- Were stable for Real Estate and Private Equity
- Increased for Equity, Corporate Bonds and ABS.

General Account movements included:

(i) Net inflows: investment in government bonds and corporate bonds

(ii) Cash position: decrease due to reinvestment in fixed income assets and impact from lower collateral on Variable Annuity hedges

(iii) Scope effect: €5bn of Australia & New Zealand assets reclassified as held for sale in FY09.

Market concern on some European government bonds: AXA's exposure net of policyholders' participation and tax was estimated at €4.0bn on Italy, €3.9bn on Spain, €0.9bn on Portugal, €0.6bn on Greece and €0.2bn on Ireland.

Group Embedded Value

Group EV up 49% to €13.4 per share

- **Group EV** was up Euro 11.8 billion from Euro 18.6 billion to Euro 30.4 billion, or up 49% to Euro 13.4 per share. Based on CFO Forum methodology (notably including non life intangibles and perpetual subordinated debt), Group EV would have been up Euro 12.8 billion to Euro 44.0 billion.

In Euro million	2008	In% of Group EV	2009	In% of Group EV
Opening Group EV	34,840		18,600	
Operating return	6,234	+18%	4,974	+27%
Investment experience	-22,075	-63%	4,397	+24%
Total return on Group EV	**-15,841**	**-46%**	**9,371**	**+50%**
Dividend paid	-2,135		-836	
Exchange rate movement impact	-1,271		272	
Capital increases	-260		2,434	
Change in scope and other	-260		579	
Closing Group EV	**18,600**		**30,422**	
o/w VIF	*12,459*		*18,456*	
o/w TNAV	*6,141*		*11 967*	

Total return was up Euro 25.2 billion to Euro 9.4 billion mainly as a result of financial markets recovery. The following is an estimated break-down of the investment experience impacts:

- Equity market rebound: Euro +2.8 billion
- Credit spreads tightening: Euro +1.7 billion
- Higher interest rates: Euro +0.2 billion
- Higher volatilities: Euro -0.3 billion

In 2009, the Group EV benefited from a Euro 2.6 billion impact from the use of a liquidity premium (ca. 30 bps on average) versus Euro 4.4 billion in 2008 (above 50 bps on average).

Notes

---

1 New Business Value is Group share.

2 Annual Premium Equivalent (APE) represents 100% of new business regular premiums + 10% of new business single premiums. APE is Group share.

3 (net financing debt + perpetual subordinated debt) / (shareholders' equity, excluding fair value recorded in shareholders' equity + net financing debt)

4 The difference with Euro 1,014 billion of total assets under management corresponds to assets directly managed by AXA insurance companies

5 And other companies

6 Underlying earnings are Adjusted earnings, excluding net capital gains attributable to shareholders. Adjusted earnings represent Net income before the impact of exceptional operations, goodwill and related intangibles amortization/impairments, and profit or loss on financial assets (classified under the fair value option) and derivatives. Life & Savings NBV and APE, adjusted and underlying earnings are non-GAAP measures and as such are not audited, may not be comparable to similarly titled measures reported by other companies, and should be read together with our GAAP measure. Management uses these non-GAAP measures as key indicators of performance in assessing AXA's various businesses and believes that the presentation of these measures provide useful and important information to shareholders and investors as measures of AXA's financial performance.

7 Net of interest charges on perpetual subordinated notes (TSDI) and perpetual deeply subordinated notes (TSS).

8 On a pro-forma basis, i.e. restated from the scope impact of AXA Mexico, Genesys in Australia, QF Vita in Italy, SBJ in the UK and Minorities in Turkey, the Forex and the reclassification in France from technical margin to acquisition expenses of charges in the context of contractual changes in Group protection contracts. Full details are provided in the activity report sections related to these countries.

9 Net technical reserves / Net earned premiums

10 Net of financial charges

11 Change is calculated using expenses net of inter company eliminations

About AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. For full year 2009, IFRS revenues amounted to Euro 90.1 billion and IFRS underlying earnings to Euro 3.9 billion. AXA had Euro 1,014 billion in assets under management as of December 31, 2009.
The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISIN FR0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). The American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is available on the AXA Group website: www.axa.com

AXA Investor Relations:

Etienne Bouas-Laurent :	+33.1.40.75.46.85 (until March 1, 2010)
Mattieu Rouot :	+33.1.40.75.46.85 (from March 1, 2010)
Gilbert Chahine :	+33.1.40.75.56.07
Paul-Antoine Cristofari:	+33.1.40.75.73.60
Sylvie Gleises:	+33.1.40.75.49.05
George Guerrero:	+1.212.314.28.68

AXA Media Relations:

Emmanuel Touzeau:	+33.1.40.75.46.74
Sara Gori:	+33.1.40.75.48.17
Armelle Vercken:	+33.1.40.75.46.42
Chris Winans	+1.212.314.55.19

AXA Individual shareholders Relations: +33.1.40.75.48.43

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Référence for the year ended December 31, 2008, for a description of certain important factors, risks and uncertainties that may affect AXA's business. In particular, please refer to the section "Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1: AXA Group IFRS revenues – FY09 vs. FY08

AXA Group IFRS revenues – contributions & growth by segment and country/region				
In Euro million	FY08 IFRS	FY09 IFRS	IFRS revenues change Reported	Comp. basis
United States	13,755	9,384	-31.8%	-35.3%
France	14,271	16,340	+14.5%	+14.5%
NORCEE	13,798	14,187	+2.8%	+1.6%
of which Germany	*6,233*	*6,694*	*+7.4%*	*+7.4%*
of which Switzerland	*4,482*	*4,437*	*-1.0%*	*-5.8%*
of which Belgium	*2,559*	*2,515*	*-1.7%*	*-1.7%*
of which Central & Eastern Europe	*465*	*468*	*+0.6%*	*+10.0%*
United Kingdom	3,549	2,783	-21.6%	-14.0%
Asia Pacific	7,682	8,337	+8.5%	-8.4%
of which Japan	*4,628*	*5,438*	*+17.5%*	*-8.8%*
of which Australia/New-Zealand	*1,719*	*1,532*	*-10.9%*	*-11.9%*
of which Hong Kong	*1,126*	*1,203*	*+6.8%*	*+0.8%*
of which South East Asia	*210*	*164*	*-21.7%*	*-22.1%*
MedLA	4,813	6,473	+34.5%	+31.3%
Canada	108	115	+6.9%	+8.6%
Life & Savings	**57,977**	**57,620**	**-0.6%**	**-3.7%**
NORCEE	7,793	7,907	+1.5%	+0.1%
of which Germany	*3,530*	*3,501*	*-0.8%*	*-0.8%*
of which Belgium	*2,139*	*2,130*	*-0.4%*	*-0.4%*
of which Switzerland	*2,017*	*2,154*	*+6.8%*	*+1.6%*
France	5,595	5,684	+1.6 %	+1.6%
Mediterranean Region	6,414	6,697	+4.4%	-0.6%
United Kingdom & Ireland	4,420	3,905	-11.6%	-1.8%
Canada	1,070	1,167	+9.1%	+10.7%
Asia	748	813	+8.8%	+7.4%
Property & Casualty	**26,039**	**26,174**	**+0.5%**	**+0.6%**
AXA Corporate Solutions Assurance	1,954	1,930	-1.2%	+2.3%
Others	887	930	+4.9%	+2.7%
International Insurance	**2,841**	**2,860**	**+0.7%**	**+2.4%**
AllianceBernstein	2,511	1,887	-24.9%	-28.7%
AXA Investment Managers	1,436	1,187	-17.3%	-17.6%
Asset Management	**3,947**	**3,074**	**-22.1%**	**-24.7%**
Banking	**412**	**395**	**-4.1%**	**-2.4%**
Total	**91,221**	**90,124**	**-1.2%**	**-3.2%**

APPENDIX 2: Life & Savings – Breakdown of APE between unit-linked non unit-linked and mutual funds

Breakdown of APE – 12 main countries, regions and modelled businesses

Group share in Euro million	FY09 APE			% UL in APE (excl. mutual funds)		UL change on comparable basis
	UL	Non-UL	Mutual Funds	FY08	FY09	
France	186	1,415		14%	12%	-1%
United States	544	194	256	82%	74%	-48%
United Kingdom	797	107	22	90%	88%	-23%
NORCEE						
Germany	132	337		37%	28%	-23%
Switzerland	30	224	0	8%	12%	+36%
Belgium	13	250		9%	5%	-45%
Central & Eastern Europe	104	29	35	66%	78%	+23%
ASIA PACIFIC						
Japan	109	423		20%	20%	-15%
Australia/New-Zealand	37	50	183	26%	43%	+79%
Hong Kong	44	79	0	47%	36%	-22%
South East Asia & China	48	40		61%	55%	+3%
MedLA	100	386	12	33%	21%	-20%
Total	**2,144**	**3,536**	**509**	**49%**	**38%**	**-27%**

APPENDIX 3: AXA Group IFRS Revenues in local currency – Discrete quarters

(In million local currency except Japan in billion)	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09
Life & Savings								
United States	5,157	5,149	5,149	4,774	4,197	3,257	2,670	2,962
France	3,976	3,465	3,215	3,615	4,012	4,012	3,623	4,694
NORCEE								
of which Germany	*1,477*	*1,478*	*1,468*	*1,810*	*1,516*	*1,540*	*1,829*	*1,810*
of which Switzerland	*4,342*	*915*	*843*	*1,010*	*4,188*	*922*	*749*	*838*
of which Belgium	*989*	*611*	*419*	*541*	*534*	*514*	*603*	*865*
of which Central & Eastern Europe	*113*	*116*	*121*	*115*	*115*	*113*	*116*	*124*
United Kingdom	708	765	680	676	556	599	620	705
Asia Pacific								
of which Japan	*185*	*193*	*207*	*163*	*174*	*188*	*167*	*176*
of which Australia/New-Zealand	*701*	*625*	*748*	*924*	*918*	*607*	*586*	*606*
of which Hong Kong	*3,212*	*3,145*	*3,393*	*3,146*	*3,178*	*3,099*	*3,317*	*3,407*
MedLA	1,291	1,497	920	1,104	1,417	1,532	1,471	2,053
Property & Casualty								
NORCEE								
of which Germany	*1,602*	*597*	*709*	*621*	*1,619*	*587*	*699*	*596*
of which Switzerland	*2,643*	*256*	*159*	*142*	*2,686*	*260*	*162*	*144*
of which Belgium	*637*	*517*	*507*	*477*	*648*	*513*	*491*	*479*
France	1,821	1,200	1,362	1,212	1,864	1,224	1,346	1,250
MedLA	1,547	1,436	1,215	2,215	1,725	1,678	1,403	1,891
United Kingdom & Ireland	873	979	901	770	881	952	891	757
Asia	200	176	187	185	212	205	206	191
Canada	349	463	437	423	385	530	484	452
International Insurance								
AXA Corporate Solutions Assurance	889	331	354	379	900	355	343	332
Others	247	205	203	233	279	196	234	221
Asset Management								
AllianceBernstein	1,045	1,006	931	711	610	624	667	731
AXA Investment Managers	374	388	337	337	295	284	284	325
Banking & Holdings	87	89	82	112	78	89	91	80

APPENDIX 4: FY09 Property & Casualty revenues contribution & growth by business line

Property & Casualty revenues – contribution & growth by business line

in %	Personal Motor		Personal Non-Motor		Commercial Motor		Commercial Non-Motor	
	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis
France	33%	+3%	28%	+3%	8%	-3%	31%	+0%
United Kingdom (a)	20%	+19%	37%	-4%	6%	-9%	37%	-6%
NORCEE	32%	-1%	29%	+1%	6%	+0%	31%	-1%
Of which Germany	*28%*	*-3%*	*37%*	*-0%*	*6%*	*+2%*	*22%*	*-2%*
Of which Belgium	*35%*	*+0%*	*28%*	*+2%*	*6%*	*-4%*	*31%*	*-2%*
Of which Switzerland	*35%*	*-0%*	*17%*	*+2%*	*4%*	*+1%*	*45%*	*+1%*
MedLA	43%	-3%	19%	+5%	11%	+0%	26%	-1%
Canada	38%	+17%	20%	+24%	7%	+2%	37%	-2%
Asia	76%	+6%	7%	+12%	4%	+36%	15%	-2%
Total	**35%**	**+2%**	**26%**	**+2%**	**7%**	**-1%**	**31%**	**-2%**

(a) Including Ireland.

APPENDIX 5: Life & Savings quarterly New Business Value (NBV) and NBV margin restated based on FY09 profitability factors

Quarterly NBV and NBV margin restated based on FY09 profitability factors

in Euro million	1Q09			2Q09			3Q09			4Q09		
	NBV	APE	NBV margin	NBV	APE	NBV margin	NBV	APE	NBV margin	NBV	APE	NBV margin
United States	-16	327	-5.0%	22	249	9.0%	28	193	14.6%	38	224	17.0%
France	34	387	8.8%	33	389	8.4%	30	344	8.8%	48	481	9.9%
United Kingdom	21	228	9.3%	28	265	10.6%	31	218	14.1%	17	216	8.0%
NORCEE	**76**	**335**	**22.6%**	**42**	**228**	**18.6%**	**49**	**279**	**17.5%**	**56**	**315**	**17.8%**
Germany	22	132	16.9%	12	86	14.4%	13	124	10.1%	16	128	12.5%
Switzerland	42	123	33.8%	16	47	33.0%	12	38	32.8%	15	47	31.7%
Belgium	6	52	11.7%	8	55	14.3%	13	67	18.9%	15	90	16.6%
Central & Eastern Europe	6	28	21.0%	7	40	16.8%	11	50	22.1%	10	50	20.6%
ASIA PACIFIC	**106**	**227**	**46.9%**	**117**	**257**	**45.6%**	**125**	**250**	**49.9%**	**148**	**279**	**53.0%**
Japan	74	126	58.7%	74	128	58.2%	80	126	63.3%	101	152	66.7%
Australia/New-Zealand	7	56	12.2%	10	74	13.9%	10	69	14.9%	10	71	14.8%
Hong Kong	19	30	62.6%	19	30	64.2%	19	29	65.3%	21	34	63.5%
South East Asia & China	7	15	46.5%	13	25	51.4%	15	25	61.1%	15	23	65.0%
MedLA	**13**	**101**	**13.3%**	**19**	**119**	**16.2%**	**17**	**114**	**14.9%**	**30**	**163**	**18.2%**
TOTAL	**234**	**1,604**	**14.6%**	**262**	**1,507**	**17.4%**	**280**	**1,398**	**20.0%**	**337**	**1,679**	**20.1%**

APPENDIX 6: Life & Savings New Business Volume (APE), Value (NBV) and NBV to APE margin

APE, NBV & NBV margin - 12 main countries, regions and modelled businesses

in Euro million	FY08 APE	FY09 APE	Change on a comparable basis	FY08 NBV	FY09 NBV	Change on a comparable basis	FY09 NBV/APE margin	Change on a comparable basis
United States	1,540	994	-38.8%	73	73	-6.3%	7.3%	+2.5 pts
France	1,347	1,602	+18.9%	78	145	+86.0%	9.0%	+3.3 pts
United Kingdom	1,287	926	-19.5%	125	97	-13.3%	10.5%	+0.8 pt
NORCEE	**1,171**	**1,156**	**-2.5%**	**223**	**223**	**-1.5%**	**19.3%**	**+0.2 pts**
Germany	468	469	-3.2%	86	63	-28.8%	13.5%	-4.8 pts
Switzerland	280	255	-13.4%	78	84	+3.4%	33.1%	+5.4 pts
Belgium	260	264	+1.5%	29	41	+43.7%	15.7%	+4.6 pts
Central & Eastern Europe	164	168	+10.6%	31	34	+21.3%	20.2%	+1.8 pts
ASIA PACIFIC	**1,037**	**1,013**	**-17.3%**	**430**	**496**	**-3.7%**	**49.0%**	**+6.8 pts**
Japan	482	532	-15.6%	299	330	-14.2%	61.9%	+1.0 pt
Australia/New-Zealand	378	269	-32.3%	35	38	+7.9%	14.0%	+5.5 pts
Hong Kong	112	123	+2.7%	75	78	-2.6%	63.9%	-3.5 pts
South East Asia & China	66	88	+17.7%	21	50	+117.1%	56.8%	+25.9 pts
MedLA	**406**	**497**	**+19.6%**	55	79	+46.2%	16.0%	+2.9 pts
TOTAL	**6,789**	**6,188**	**-10.6%**	**985**	**1,113**	**+5.1%**	**18.0%**	**+2.6 pts**

APPENDIX 7: Earnings summary after taxes and minority interests /

Consolidated Earnings (in Euro million)	**Net income Group Share**		Income from discontinued operations		Integration costs		Goodwill and related intangibles		Exceptional operations		Profit or loss (including change) on financial assets (under Fair Value option) & derivatives		**Adjusted Earnings**		Net realized capital gains attributable to shareholders		**Underlying Earnings**		Underlying Earnings	
	FY08	**FY09**	**FY08**	**FY09**	**FY08**	**FY09**	**FY08**	**FY09**	**FY08**	**FY09**	**FY08**	**FY09**	**FY08**	**FY09**	**FY08**	**FY09**	**FY08**	**FY09**	Change	Change at constant FX
Life & Savings	**(446)**	**2,075**	(21)	7	(38)	(11)	(25)	(21)	(8)	(111)	(1,079)	(52)	**725**	**2,263**	(784)	(73)	**1,508**	**2,336**	55%	51%
France	**425**	**842**	-	-	-	-	-	-	-	-	(561)	281	**986**	**561**	311	91	**675**	**470**	(30%)	(30%)
United States	**(296)**	**(28)**	-	-	-	-	(2)	(1)	2	-	83	(555)	**(378)**	**529**	(153)	(16)	**(225)**	**545**	342%	330%
United Kingdom	**257**	**(33)**	-	(3)	(12)	-	(14)	(13)	-	-	232	(165)	**50**	**148**	(71)	(38)	**122**	**186**	53%	71%
Japan	**(151)**	**420**	-	-	(3)	(2)	-	-	-	-	(478)	191	**330**	**231**	92	20	**238**	**211**	(11%)	(29%)
Germany	**(70)**	**(50)**	-	-	(4)	(3)	-	-	(10)	(84)	(59)	25	**2**	**12**	(41)	(145)	**43**	**157**	264%	264%
Switzerland	**(93)**	**185**	-	-	(5)	-	(5)	(5)	-	(16)	(56)	(19)	**(27)**	**225**	(245)	(1)	**218**	**226**	4%	(1%)
Belgium	**(597)**	**439**	-	-	(10)	(4)	(2)	0	-	-	(249)	188	**(338)**	**256**	(474)	24	**136**	**231**	69%	69%
Mediterranean Region	**52**	**139**	-	-	(4)	(1)	(0)	(0)	-	1	(12)	20	**68**	**119**	(40)	4	**108**	**115**	6%	7%
Other countries	**29**	**161**	(21)	10	-	-	(2)	(2)	-	(13)	21	(17)	**31**	**183**	(161)	(12)	**192**	**195**	2%	(1%)
of which Australia/New Zealand	**(70)**	**27**	*(21)*	*10*	-	-	-	-	-	-	*20*	(12)	**(70)**	**29**	*(100)*	(17)	***31***	***46***	51%	53%
of which Hong Kong	**97**	**132**	-	-	-	-	-	-	-	-	*8*	(4)	**89**	**137**	*(44)*	2	***133***	***135***	1%	(5%)
Property & Casualty	**926**	**1,516**	-	-	(78)	(46)	(69)	(64)	1	32	(656)	187	**1,728**	**1,406**	(665)	(264)	**2,394**	**1,670**	(30%)	(30%)
France	**245**	**445**	-	-	-	-	-	-	(4)	-	(290)	65	**539**	**380**	(83)	(26)	**623**	**406**	(35%)	(35%)
United Kingdom & Ireland	**62**	**44**	-	-	-	-	(24)	(6)	-	-	7	7	**78**	**42**	(227)	(58)	**306**	**100**	(67%)	(65%)
Germany	**127**	**207**	-	-	(25)	(21)	-	-	(1)	26	(146)	23	**298**	**179**	(57)	(105)	**355**	**283**	(20%)	(20%)
Belgium	**(17)**	**186**	-	-	(24)	(18)	(1)	(2)	-	-	(133)	62	**140**	**143**	(41)	(25)	**181**	**168**	(7%)	(7%)
MedLA	**447**	**277**	-	-	(20)	(7)	(16)	(25)	6	7	(37)	22	**515**	**281**	(43)	(44)	**557**	**326**	(42%)	(41%)
Switzerland	**(14)**	**227**	-	-	(10)	-	(21)	(25)	-	(1)	(52)	5	**68**	**247**	(170)	(13)	**238**	**260**	9%	4%
Other countries	**77**	**130**	-	-	-	-	(7)	(6)	-	-	(6)	3	**90**	**133**	(44)	7	**134**	**126**	(6%)	(3%)
International Insurance	**103**	**326**	-	-	-	-	-	(1)	1	1	(71)	20	**172**	**306**	(16)	19	**188**	**286**	+52%	+54%
AXA Corporate Solutions Assurance	**27**	**160**	-	-	-	-	-	-	-	-	(77)	16	**105**	**144**	(8)	12	**113**	**132**	+17%	+19%
Other	**75**	**166**	-	-	-	-	-	(1)	1	1	7	5	**67**	**161**	(8)	7	**75**	**154**	+105%	+107%
Asset Management	**396**	**409**	-	-	(2)	-	(5)	-	(22)	5	(163)	49	**589**	**355**	-	-	**589**	**355**	-40%	-41%
AllianceBernstein	**245**	**205**	-	-	-	-	(5)	-	(22)	-	(45)	20	**318**	**185**	-	-	**318**	**185**	-42%	-45%
AXA Investment Managers	**151**	**204**	-	-	(2)	-	-	-	-	5	(118)	29	**271**	**171**	-	-	**271**	**171**	-37%	-36%
Banking	**(38)**	**(17)**	-	-	(10)	(4)	(0)	-	-	-	4	(8)	**(32)**	**(6)**	(64)	(4)	**33**	**(2)**	-105%	-105%
Holdings & other	**(19)**	**(703)**	-	1	-	-	-	-	-	(136)	(535)	288	**517**	**(857)**	1,185	(64)	**(668)**	**(793)**	+19%	+18%
TOTAL	**923**	**3,606**	(21)	8	(127)	(60)	(99)	(85)	(28)	(210)	(2,501)	485	**3,699**	**3,468**	(345)	(386)	**4,044**	**3,854**	-5%	-6%

APPENDIX 8: AXA Group simplified Balance Sheet

AXA Group Assets		
In Euro billion	FY08	FY09 (preliminary)
Goodwill	17.0	16.5
VBI	4.4	3.6
DAC & equivalent	18.8	18.8
Other intangibles	3.2	3.1
Investments	526.7	572.4
Other assets & receivables	71.3	74.7
Cash & cash equivalents	32.2	19.6
TOTAL ASSETS	**673.6**	**708.6**

AXA Group liabilities		
In Euro billion	FY08	FY09 (preliminary)
Shareholders' Equity, Group share	37.4	46.2
Minority interests	3.1	3.7
SH EQUITY & MINORITY INTERESTS	**40.5**	**49.9**
Technical reserves	517.5	545.3
Provisions for risks & charges	9.3	9.5
Financing debt	14.5	10.2
Other payables & liabilities	91.7	93.7
TOTAL LIABILITIES	**673.6**	**708.6**

APPENDIX 9: 4Q09 Main Press Releases /

- 10/29/2009 9M09 Activity Indicators
- 11/08/2009 AXA announced today a joint offer with AMP whereby AXA would acquire 100% of AXA APH's Asian businesses while AMP would acquire 100% of AXA APH's Australia & New Zealand businesses
- 11/09/2009 AXA announced today the launch of a Euro 2 billion rights issue to finance acquisition opportunities
- 11/17/2009 Claude Brunet resigns his mandate as an AXA Management Board member
- 11/19/2009 Information to AXA shareholders with respect to the joint proposal by AXA and AMP to AXA APH
- 11/24/2009 AXA to hold its Autumn Investor Seminar today
- 12/10/2009 AXA announces a new organization to support a new stage of its development
- 12/13/2009 AXA and AMP announce they have submitted their best and final joint proposal to AXA Asia Pacific Holdings' committee of independent directors
- 12/14/2009 Success of AXA employee share offering in 2009
- 12/17/2009 Update on proposal to AXA APH committee of independent directors
- 12/18/2009 AXA to strengthen its position in Central and Eastern Europe

Please refer to the following web site address for further details:
http://www.axa.com/en/press/pr/

APPENDIX 10: 4Q09 operations on AXA shareholders' equity and debt /

Shareholders' Equity

Rights issue of Euro 2.0 billion and employee shareplan of Euro 0.4 billion.

Debt

No significant operations.